

August 3, 2010

Via U.S. Mail and Facsimile

Mr. Larry W. Seay
Meritage Homes Corporation
17851 North 85th Street, Suite 300
Scottsdale, AZ 85255

       Re: Meritage Homes Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed March 5, 2010

                Definitive Proxy Statement on Schedule 14A
                Filed March 31, 2010

                Form 10-Q for the Quarterly Period Ended March 31, 2010
                Filed May 6, 2010
                File No. 001-09977

Dear Mr. Seay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 1

1. In future filings, please provide the information required by Item 101(b) of Regulation S-K or an appropriate cross-reference to information contained in your notes to the financial statements.

2. We note your disclosure on page 21 that your operations are "heavily dependent on significant amounts of raw materials." In future filings, please provide the information required by Item 101(c)(1)(iii).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Fiscal 2009 Compared to Fiscal 2008, page 37

3. We note your discussion regarding the decrease in home closing revenue in each of the regions in which you operate. However, given that each state within these regions contributed separately to the overall change in the line item for each region, you should quantify the incremental impact of each state on the overall change. For example, you indicate on page 37 that home closing revenue in the West region decreased 53.4% as compared to 2008, which was "driven by continued weakness in California and Nevada." However, you do not quantify the individual impact of California and Nevada. In future filings, whenever possible, please quantify all line item changes that are the result of changes in one or more states within the region.

4. We note that when you provide data relating to 2009 you do not always provide comparable data for 2008. For example, on page 37 you note that "[s]uccessful marketing campaigns and new replacement subdivisions coming on line in the latter part of 2009 kept the Arizona backlog reduction to only a 43 unit decline as of December 31, 2009." Without providing comparable data for 2008, readers cannot determine the significance of the backlog reduction in 2009. In future filings, please provide comparable data for both years in your year-over-year discussion.

Definitive Proxy Statement on Schedule 14A

Board Leadership Structure, page 18

5. We note your disclosure that Mr. Hilton serves as both CEO and as Chairman of the Board. We further note your disclosure that "this is the best leadership structure for our Board." Please advise us of the reasons why you believe this leadership structure is appropriate given the specific characteristics or circumstances of your company. See Item 407(h) of Regulation S-K.

Risk Oversight, page 19

6. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 23

7. You disclose under the heading "Compensation Peer Group" that your Compensation Committee "generally reviews composite market data reflecting the market median compensation paid to similarly situated executives." Further, you note that base salary and annual incentive compensation are targeted "to be commensurate with other public homebuilders of similar size." Please state whether you engaged in benchmarking and, if so, please identify the benchmark and its component companies and disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K and Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations.

Annual Incentive Compensation, page 25

8. Please disclose the reason(s) for selecting Adjusted EBITDA, return on assets and return on equity as the performance metrics for compensation payable under the annual incentive plan. See Item 402(b)(2)(v)-(vi) of Regulation S-K and Instruction 4 to Item 402(b) of Regulation S-K.

9. We note that your annual incentive plan compensation is based on defined performance objectives as compared to other public homebuilders. We also note that you disclose the formula for determining the annual incentive bonuses for your NEOs on pages 28-29. We understand that no payouts were made under the terms of the employment arrangements as they relate to this component of compensation, however, we would expect to see disclosure that addresses (1) the company's actual return on assets, return on equity, and how this compared to other public homebuilders, and (2) how these results led to the determination that no compensation was earned for the fiscal year.

10. We note that each of your NEOs was awarded a discretionary bonus in recognition of "efforts and accomplishments during a particularly challenging economic environment in 2009." Please disclose all of the factors considered by the Compensation Committee in awarding the discretionary bonuses and how it derived the actual award for each NEO based on these factors. See Item 402(b)(2)(v)-(vi) of Regulation S-K.

Discussion of CEO and NEO Compensation, page 29

11. We note your disclosure relating to the performance-based bonus where you state that the company did not generate sufficient "net income" or "EBITDA" to trigger payouts under the cash performance-based annual incentive program. It appears, however, that payouts under the program are based on the company's actual return on assets and return on equity compared to other public homebuilders. Please advise.

12. We note your disclosure on pages 30-32 that the number of shares and type of equity award granted in 2009 was "deemed commensurate" with the compensation packages of

comparable NEOs at public homebuilders. Please disclose all of the factors considered by the Compensation Committee in determining the appropriate equity award. To the extent you engaged in benchmarking, please disclose the information requested in Comment 7 above.

13. We note that the performance criteria for the vesting of performance stock depends on whether the company's pre-tax income and SG&A expense are within a specified range of "budget," as well as the value of the "Customer Service Satisfaction Rating." Please disclose the reason(s) for selecting pre-tax income and SG&A expense as the performance metrics, as well as the actual value of the previously established performance objectives. Further, please disclose the details of the Customer Service Satisfaction Rating, including how the rating is determined, whether it is determined by an independent party, and what your actual rating was in 2009. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed analysis supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary short of disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations. Please advise.

2009 Grants of Plan-Based Awards, page 37

14. Please explain why you believe that you were not required to provide any disclosure pursuant to subparagraph (d)(2)(iii) of Item 402 of Regulation S-K.

15. We note your disclosure in footnote 3 and footnote 4 that Messrs. White and Davis were entitled to a performance-based bonus equal to a percentage of EBITDA. You also note that the payout to Mr. Davis "was based on Mr. Davis achieving specific goals mutually agreed upon between Mr. Davis and the Company." Please disclose the factors involved in determining whether Messrs. White and Davis received a performance-based bonus, including any specific company or individual performance objectives. Further, please disclose the actual goals agreed upon between Mr. Davis and the company in the corresponding discussion of Mr. Davis' employment agreement on page 29.

Director Compensation, page 42

16. We note your disclosure in the "All Other Compensation" table for Messrs. Oppel and Ax. To the extent this compensation does not represent a perquisite, in future filings please identify and quantify this compensation in a footnote. To the extent the compensation does represent a perquisite, in future filings please identify the perquisite

by type in a footnote. See Instruction 2 and Instruction 3 to Item 402(k)(2)(vii) of Regulation S-K.

17. We note your disclosure in footnote 3 regarding the reimbursement to directors for out-of-pocket expenses incurred in attending Board and committee meetings. Please disclose whether the reimbursements included in this footnote are included in the "All Other Compensation" column. If so, please reconcile the amounts in the footnote with the amounts that appear in the "All Other Compensation" column. If not, please explain why the reimbursements are not disclosed under "All Other Compensation."

Amendment No. 1 to the Definitive Proxy Statement on Schedule 14A

Summary Compensation Table

18. Footnote 5 to the Summary Compensation Table says to "See Nonqualified Deferred Compensation table below for more detail on Mr. Seay's deferred compensation earnings." We are unable to locate the Nonqualified Deferred Compensation table in the proxy statement. Please advise.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Legal Proceedings, page 34

19. We note the disclosure on page 23 of your Form 10-K regarding the legal proceeding against Greg Hancock, a former division president. On page 30 of your Form 10-Q, you note that in March 2010 the Settlement Agreement relating to this proceeding was approved by a Bankruptcy Court. However, the Settlement Agreement is not discussed in the "Legal Proceedings" section of the Form 10-Q. In future filings, please include all material events relating to any previously disclosed legal proceeding in the report that covers the period during which the event occurred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442, or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief